UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

July 13, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On July 12, 2004 the Registran's subsidiary, Sociedad Electrica Santiago S.A. filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the notices received from our natural gas suppliers informing us of their intention to transfer to us the cost of the new export duty of 20% recently established by the Argentinean authority through Decree N. 645/2004 of the Executive Power.

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- Material Fact	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: July 13, 2004 By : /S/ FRANCISCO CASTRO

Francisco Castro

Chief Financial Officer

Santiago, July 13, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact of Nueva Renca combined cycle plant owned by AES Gener S.A.'s subsidiary, Sociedad Eléctrica Santiago S.A.. Sociedad Eléctrica Santiago S.A. filed such Material Fact in Spanish on July 13, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

May 7, 2004

MATERIAL FACT

Pursuant to provisions set forth in article 9, second paragraph of article 10 of Law 18.045 and section II of Norma de Caracter General N. 30 of the Superintendencia, we hereby inform you as a relevant fact for the company and its operations the following:

We have received notices from our natural gas suppliers informing us of their intention to transfer to us the cost of the new export duty of 20% recently established by the Argentinean authority through Decree N. 645/2004 of the Executive Power.

Please be informed that we reject this measure, because its applicability is objectionable according to what it is established in the natural gas supply contracts in force with these suppliers. Therefore we will use all means and actions available to us for avoiding the transfer of such cost to our Company.

Notwithstanding the above, we estimate that the cost increase of this measure for the purchase of fuel by the Company for the year 2004 would be around US$2,5 million.

Sincerely yours,

Francisco J. Castro Crichton

Chief Financial Officer

AES Gener S.A.